MECHEL REPORTS THE 1H 2015 FINANCIAL RESULTS

Revenue amounted to $2.3 billion
Consolidated EBITDA(a) amounted to $390 million
Net loss attributable to shareholders of Mechel OAO amounted to $239 million

Moscow, Russia – September 11, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1H 2015.

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented:
“The company has confidently passed through the first half of the year. In comparison with the same period last year we have increased coal mining and pig iron and steel production. Financial results for this half-a-year period are also good. Despite a decrease in revenue, we have demonstrated a significant increase in EBITDA and EBITDA margin, with operational profit increasing multifold and our debt down by nearly a quarter as compared to the first half of last year. In 2Q 2015, the company has demonstrated net profit for the first time since 2012.
“Our investment projects were developing successfully. Chelyabinsk Metallurgical Plant’s rails have passed certification for supplies to Russian Railways OAO. The Elga deposit continues to increase its mining volumes. Comparing to the same period last year, mining volumes have increased by more than eight times, with the quarter-on-quarter rise at more than 20%.
“At the same time, the company’s chief efforts were focused on restructuring its debt portfolio. Stable operational and financial results, as well as the ruble’s devaluation, lent significant support to the negotiations. As of now, we have reached major progress. Negotiations with our largest lenders ¯ Gazprombank and VTB Bank ¯ were concluded by signing agreements. Negotiations with other lenders, including Sberbank, continue and are conducted in a constructive way. We may expect that restructuring will be complete within a few months and the company will move to a new and more stable stage of its development.”

Consolidated Results For The 1H 2015

US $ mln.	1H’15	1H’14%		2Q’15	1Q’15%
Revenue
from external customers	2,272	3,436	-34%	1,159	1,113	4%

Adjusted operating income	260	47	453%	108	152	-29%

EBITDA (a)	390	262	49%	179	211	-15%

EBITDA (a), margin	17.2%	7.6%		15.4%	19.0%

Net (loss) / income attributable to shareholders of Mechel OAO	(239)	(648)	-63%	34	(273)	-112%

Adjusted net loss	(251)	(287)	-13%	(152)	(99)	54%

Net debt	6,974	9,053	-23%	6,974	6,822	2%

Trade working capital	(815)	68	-1.299%	(815)	(623)	31%

•	Revenue decrease compared to the first half of 2014 was largely due to ruble devaluation as most of the Group’s revenue was ruble denominated. At the same time quarter-on-quarter revenue has increased.

•	The decline in dollar denominated production costs enabled us to increase EBITDA(a) by half if compared to the same period last year. EBITDA(a) margin over this half-a-year period went up by 17%.

•	The significant decrease in debt compared to the first half of 2014 was as well caused by ruble devaluation. The credit portfolio structure has not changed significantly quarter-on-quarter. The two-percent growth of net debt was largely due to currency rate volatility.

Mining Segment

Mechel Mining Management Company OOO’s Chief Executive Officer Pavel Shtark noted:
“Due to a weaker demand for the division’s products on the export markets and a further decline in global metallurgical coal prices, our coal sales structure was altered. If in the first quarter the share of exports in our revenue was 80%, in the second quarter it slumped to some 70%. The decline in exports was compensated for by the growth of domestic supplies, including those to the Group’s own facilities. For example, we substituted some coal grades we used to buy from third parties for our coke and chemical plants with coal mined at the Elga deposit. At the same time, we increased coal mining volumes, retained coking coal concentrate sales on a stable level quarter-on-quarter, and even increased sales of other types of coal.
“Despite the fact that coal prices in the second quarter slumped to another historical minimum and production costs grew, particularly as the ruble strengthened in the second quarter, we did not allow a significant decrease of our financial results quarter-on-quarter. If we compare this half-a-year period results with the same period last year, however, we shall see that EBITDA has gone up a quarter, while EBITDA margin nearly doubled. Separately, I would like to note that as a result of this year’s second quarter, the segment demonstrated a net profit.”

US$ mln	1H’15	1H’14%		2Q’15	1Q’15%
Revenue from external customers	753	1,115	-32%	363	390	-7%

Revenue intersegment	232	302	-23%	131	101	30%

EBITDA(a)	203	164	24%	97	106	-8%

EBITDA (a), margin (4)	20.6%	11.6%		19.6%	21.6%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Vladimir Tytsky noted:
“The first two quarters of this year were successful for our division in terms of both operational and financial results. The 1H2015 operational results exceeded those of the same period last year. Sales of steel products in the second quarter increased quarter-on-quarter on the back of a seasonal growth in demand from construction companies and the engineering industry as well as the increased competitiveness of certain types of products on foreign markets as the ruble weakened. EBITDA in 1H2015 was more than 2.5 times higher than in the same period last year. The quarter-on-quarter decrease of EBITDA was due to a growth of operation costs as incoming commodities became more expensive, as well as some strengthening of the ruble.
“In the second quarter, we have successfully completed certification of our rails produced at Chelyabinsk Metallurgical Plant’s universal rolling mill for Russian Railways. We are currently in talks with Russian Railways and expect to sign an agreement on rail supplies shortly.
“Due to a constant increase in the share of high value-added products as the universal rolling mill’s load increases, the segment will retain a high level of capacity utilization of its facilities, stable sales and good financial results.”

US$ mln	1H’15	1H’14%		2Q’15	1Q’15%
Revenue from external customers	1,283	1,956	-34%	682	601	13%

Revenue intersegment	84	127	-34%	44	40	10%

EBITDA(a)	188	74	154%	83	105	-21%

EBITDA(a), margin	13.8%	3.6%		11.4%	16.4%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Pyotr Pashnin noted:
“In the first half of this year, we increased electricity production by 22% as compared to the same period last year. This was due to a more stable operation of Southern Kuzbass Power Plant after repairs conducted in 2014. At the same time, in the second quarter we saw a traditional seasonal slump in both operational and financial results quarter-on-quarter as the heating season ended and we were implementing routine maintenance works for the next high-load period.”

US$ mln	1H’15	1H’14		2Q’15	1Q’15
Revenue from external customers	236	366	-36%	114	122	-7%

Revenue intersegment	130	195	-33%	64	66	-3%

EBITDA(a)	7	21	-67%	0,1	6	-98%

EBITDA(a), margin (4)	1.9%	3.7%		0.1%	3.2%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

*Please find the calculation of the EBITDA(a) and other measures used here and hereafter in Attachment A

Attachments to the 1H 2015 Earnings Press Release
Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain / (loss), Loss from discontinued operations, Gain / (loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Impairment of goodwill and long-lived assets, Provision for amounts due from related parties, Result of disposed companies (incl. the result from their disposal), Amount attributable to noncontrolling interests, Income taxes and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net income / (loss) represents net income / (loss) before Loss from discontinued operations, Result of disposed companies, Foreign exchange gain / (loss), Impairment of goodwill and long-lived assets and Provision for the amounts due from related parties, including the effect on income tax and amounts attributable to noncontrolling interests and Other one-off items. Our adjusted net income / (loss) may not be similar to adjusted net income / (loss) measures of other companies. Adjusted net income / (loss) is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted net income / (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of long-lived assets and goodwill and provision for the amounts due from related parties are considered operating costs under generally accepted accounting principles, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net income / (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt and trade working capital are presented below:

US $ mln	30.06.2015	30.06.2014	30.06.2015	31.03.2015
Short-term borrowings and current portion of long-term debt	6,742	8,192	6,742	6,470
Long-term debt, net of current portion	16	454	16	161
Derivative instruments	—	58	—	—
less Cash and cash equivalents	(45)	(68)	(45)	(63)
Net debt, excluding finance lease liabilities	6,713	8,636	6,713	6,568

Finance lease liabilities, current portion	261	395	261	254
Finance lease liabilities, non-current portion	—	22	—	—
Net debt	6,974	9,053	6,974	6,822

US $ mln	30.06.2015	30.06.2014	30.06.2015	31.03.2015

Accounts receivable, net of allowance for doubtful accounts	328	543	328	361
Due from related parties, net of allowance	9	51	9	10
Inventories	586	1,041	586	590
Prepayments and other current assets	230	372	230	241
Trade current assets	1,153	2,007	1,153	1,202

Trade payable to vendors of goods and services	523	977	523	542
Advances received	76	139	76	59
Accrued expenses and other current liabilities	1,073	391	1,073	988
Taxes and social charges payable	279	398	279	224
Due to related parties	17	34	17	12
Trade current liabilities	1,968	1,939	1,968	1,825

Trade working capital	(815)	68	(815)	(623)

Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

Consolidated results			Mining segment**		Steel segment**		Power segment**
US $ thousand	6m 2015	6m 2014	6m 2015	6m 2014	6m 2015	6m 2014	6m 2015	6m 2014
Net loss	(239,238)	(647,950)	(92,445)	(432,272)	(131,199)	(215,584)	(8,193)	(2,883)
Add:

Depreciation, depletion and amortization	123,565	200,379	76,027	122,568	44,188	73,260	3,349	4,552

Foreign exchange (gain) / loss	(35,382)	183,342	(45,149)	121,654	10,897	62,710	(1,131)	(1,021)

Interest expense	491,634	376,744	246,516	193,157	230,617	181,959	21,319	18,380

Interest income	(1,282)	(1,222)	(5,437)	(9,912)	(2,192)	(7,452)	(471)	(607)

Net result on the disposal of non-current assets, impairment of goodwill and long-lived assets and provision for amounts due from related parties	1,569	10,428	1,969	(340)	(393)	10,712	(7)	56

Loss / (income) from discontinued operations, net of income tax	3,377	11,312	1,668	19,597	1,448	(9,708)	262	1,424

Net gain / (loss) attributable to noncontrolling interests	13,956	1,888	6,908	(1,866)	7,892	1,818	(844)	1,936

Income taxes	11,780	102,999	12,532	129,653	6,958	(26,033)	(7,708)	(622)

Other one-off items	20,132	23,826	1	21,439	20,131	2,384	—	3

Adjusted EBITDA	390,111	261,746	202,590	163,678	188,347	74,066	6,576	21,218

Adjusted EBITDA, margin	17%	8%	21%	12%	14%	4%	2%	4%

US $ thousand	6m 2015	6m 2014	6m 2015	6m 2014	6m 2015	6m 2014	6m 2015	6m 2014

Net loss	(239,238)	(647,950)	(92,445)	(432,272)	(131,199)	(215,584)	(8,193)	(2,883)

Add:

Provision for amounts due from related parties	231	8,650	(188)	623	427	7,979	(8)	48

Loss / (income) from discontinued operations, net of income tax	3,377	11,312	1,668	19,597	1,448	(9,708)	262	1,424

Effect on net (loss) / income attributable to noncontrolling interests	(358)	2,929	(1)	—	(357)	2,929	—	—

Foreign exchange (gain) / loss	(35,382)	183,342	(45,149)	121,654	10,897	62,710	(1,131)	(1,021)

Accrual of income taxes for 2009-2010	—	131,250	—	131,250	—	—	—	—

Other one-off items	20,132	23,826	1	21,439	20,131	2,384	—	3

Adjusted net loss, net of income tax	(251,238)	(286,641)	(136,114)	(137,709)	(98,653)	(149,290)	(9,070)	(2,429)

Operating income / (loss)	238,054	15,153	121,933	5,264	120,399	(10,439)	3,124	17,539

Add:

Provision for amounts due from related parties	231	8,650	(188)	623	427	7,979	(8)	48

Loss on write-off of property, plant and equipment	1,680	1,508	620	146	1,060	1,361	—	—

Other one-off items	20,127	21,439	—	21,439	20,127	—	—	—

Adjusted operating income / (loss)	260,092	46,750	122,365	27,472	142,013	(1,099)	3,116	17,587

** including intersegment operations

	Consolidated results		Mining segment**		Steel segment**		Power segment**
US $ thousand	2Q 2015	1Q 2015	2Q 2015	1Q 2015	2Q 2015	1Q 2015	2Q 2015	1Q 2015
Net income / (loss)	33,969	(273,207)	52,631	(145,070)	(9,181)	(122,022)	(9,050)	857

Add:

Depreciation, depletion and amortization	65,170	58,395	40,475	35,552	22,905	21,283	1,790	1,559

Foreign exchange (gain) / loss	(189,078)	153,696	(141,705)	96,557	(47,678)	58,575	305	(1,436)

Interest expense	235,473	256,161	115,881	130,635	112,599	118,018	9,970	11,349

Interest income	(563)	(719)	(2,114)	(3,323)	(1,166)	(1,026)	(260)	(211)

Net result on the disposal of non-current assets, impairment of goodwill and long-lived assets and provision for amounts due from related parties	(239)	1,808	(1,085)	3,054	853	(1,246)	(8)	1

Loss / (income) from discontinued operations, net of income tax	3,359	18	1,081	587	2,180	(732)	99	163

Net gain / (loss) attributable to noncontrolling interests	6,349	7,607	5,233	1,675	1,580	6,312	(464)	(380)

Income taxes	24,320	(12,540)	26,038	(13,508)	518	6,441	(2,235)	(5,473)

Other one-off items	5	20,127	—	—	4	20,127	—	—

Adjusted EBITDA	178,765	211,346	96,435	106,159	82,614	105,730	147	6,429

Adjusted EBITDA, margin	15%	19%	20%	22%	11%	16%	0%	3%

US $ thousand	2Q 2015	1Q 2015	2Q 2015	1Q 2015	2Q 2015	1Q 2015	2Q 2015	1Q 2015

Net income / (loss)	33,969	(273,207)	52,631	(145,070)	(9,181)	(122,022)	(9,050)	857

Add:

Provision for amounts due from related parties	(191)	422	(187)	(1)	4	423	(8)	—

Loss / (income) from discontinued operations, net of income tax	3,359	18	1,081	587	2,180	(732)	99	163

Effect on net income / (loss) attributable to noncontrolling interests	43	(400)	—	1	43	(401)	—	—

Foreign exchange (gain) / loss	(189,078)	153,696	(141,705)	96,557	(47,678)	58,575	305	(1,436)

Other one-off items	5	20,127	—	—	4	20,127	—	—

Adjusted net loss, net of income tax	(151,893)	(99,344)	(88,181)	(47,926)	(54,628)	(44,030)	(8,654)	(416)

Operating income / (loss)	107,332	130,723	54,045	67,888	55,360	65,040	(1,644)	4,768

Add:

Provision for amounts due from related parties	(191)	422	(187)	(1)	4	423	(8)	—

Loss on write-off of property, plant and equipment	993	687	97	522	896	164	—	—

Other one-off items	—	20,127	—	—	—	20,127	—	—

Adjusted operating income / (loss)	108,134	151,959	53,955	68,409	56,260	85,754	(1,652)	4,768

• including intersegment operation

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	June 30, 2015	December 31, 2014
	(unaudited)

ASSETS
Cash and cash equivalents	$45,052	$70,800
Accounts receivable, net of allowance for doubtful accounts of $62,646 as of June 30, 2015 and $68,493 as of December 31, 2014	328,096	330,371
Due from related parties, net of allowance of $1,465,638 as of June 30, 2015 and $1,458,296 as of December 31, 2014	9,219	9,303
Inventories	585,878	640,671
Deferred income taxes	100,921	91,223
Current assets of discontinued operations	—	151,602
Prepayments and other current assets	230,065	238,314
Total current assets	1,299,231	1,532,284

Long-term investments in related parties	6,428	6,142
Other long-term investments	4,277	4,060
Property, plant and equipment, net	3,980,340	3,944,427
Mineral licenses, net	715,124	719,951
Other non-current assets	27,467	30,453
Deferred income taxes	49,793	72,966
Goodwill	408,439	403,207
Total assets	6,491,099	6,713,490

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	6,742,186	6,678,549
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	523,445	537,004
Advances received	75,716	81,599
Accrued expenses and other current liabilities	1,073,406	811,345
Taxes and social charges payable	279,007	215,251
Unrecognized income tax benefits	17,769	31,444
Due to related parties	16,904	15,494
Asset retirement obligations, current portion	6,969	3,478
Deferred income taxes	5,863	7,893
Current liabilities of discontinued operations	—	150,033
Pension obligations, current portion	19,172	18,656
Dividends payable	1,911	1,843
Finance lease liabilities, current portion	260,851	270,980
Total current liabilities	9,023,199	8,823,569

Long-term debt, net of current portion	15,947	166,532
Asset retirement obligations, net of current portion	44,577	43,712
Pension obligations, net of current portion	60,372	60,222
Deferred income taxes	185,950	179,987
Finance lease liabilities, net of current portion	330	2,813
Due to related parties	39	38
Other long-term liabilities	3,455	81,288
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of June 30, 2015 and December 31, 2014)	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of June 30, 2015 and December 31, 2014)	25,314	25,314
Additional paid-in capital	834,172	834,136
Accumulated other comprehensive income	1,009,710	972,381
Accumulated deficit	(5,015,240)	(4,763,413)
Equity attributable to shareholders of Mechel OAO	(3,012,537)	(2,798,075)
Noncontrolling interests	169,767	153,404
Total equity	(2,842,770)	(2,644,671)

Total liabilities and equity	6,491,099	6,713,490

Consolidated Statements of Operations and Comprehensive
Income (Loss)
(in thousands of U.S. dollars)	6 months ended June 30,
	2015		2014
	(unaudited)		(unaudited)

Revenue, net (including related party amounts of $51,622 and $54,755 during 6 months 2015 and 2014, respectively)	$2,271,719	$	3,436,299
Cost of goods sold (including related party amounts of $30,341 and $66,115 during 6 months 2015 and 2014, respectively)	(1,324,154)		(2,254,307)

Gross profit	947,565		1,181,992
Selling, distribution and operating expenses:

Selling and distribution expenses	(487,974)		(812,991)
Taxes other than income tax	(49,379)		(99,039)
Accretion expense	(3,598)		(2,681)
Loss on write-off of property, plant and equipment	(1,680)		(1,508)
Provision for amounts due from related parties	(231)		(8,650)
Provision for doubtful accounts	(19,659)		(30,081)
General, administrative and other operating expenses, net	(146,990)		(211,889)

Total selling, distribution and operating expenses, net	(709,511)		(1,166,839)

Operating income	238,054		15,153
Other income and (expense):

Income from equity investments	205		107
Interest income	1,282		1,222
Interest expense	(491,634)		(376,744)
Foreign exchange gain (loss)	35,382		(183,342)
Other income (expenses), net	6,587		11,854

Total other income and (expense), net	(448,178)		(546,903)

Loss from continuing operations, before income tax	(210,124)		(531,751)
Income tax expense	(11,781)		(102,998)

Net loss from continuing operations	(221,905)		(634,749)

Loss from discontinued operations, net of income tax	(3,377)		(11,313)
Net loss	(225,282)		(646,062)

Less: Net income attributable to noncontrolling interests	(13,956)		(1,888)

Net loss attributable to shareholders of Mechel OAO	(239,238)		(647,950)
Less: Dividends on preferred shares	(75)		(124)
Net loss attributable to common shareholders of Mechel OAO	(239,313)		(648,074)

Net loss	(225,282)		(646,062)
Currency translation adjustment	27,658		(29,806)
Change in pension benefit obligation	(522)		(1,176)
Adjustment of available-for-sale securities	137		286

Comprehensive loss	(198,009)		(676,758)

Comprehensive (loss) income attributable to noncontrolling interests	(16,414)		5,581
Comprehensive loss attributable to shareholders of Mechel OAO	(214,423)		(671,177)

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	6 months ended June 30,
	2015		2014
	(unaudited)		(unaudited)

Cash Flows from Operating Activities
Net loss	$(225,282)	$	(646,062)
Loss from discontinued operations, net of income tax	3,377		11,313
Net loss from continuing operations	(221,905)		(634,749)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:

Depreciation	109,365		174,498
Depletion and amortization	14,200		25,881
Foreign exchange (gain) loss	(35,382)		183,342
Deferred income taxes	16,523		(25,015)
Allowance for doubtful accounts	19,659		30,081
Change in inventory reserves	9,830		2
Accretion expense	3,598		2,681
Loss on write-off of property, plant and equipment	1,680		1,508
Income from equity investments	(205)		(107)
Allowance for amounts due from related parties	231		8,650
Non-cash interest on pension liabilities	2,027		3,919
(Gain) loss on sale of property, plant and equipment	(366)		1,265
Gain on sale of investments	—		(14,822)
Gain on accounts payable with expired legal term	(2,194)		(359)
Gain on forgiveness of fines and penalties	(5)		(13)
Amortization of loan origination fee	13,593		31,469
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	4,642		2,328
Other	6,628		—
Changes in working capital items:

Accounts receivable	(1,945)		11,109
Inventories	44,628		317,079
Trade payable to vendors of goods and services	(3,648)		102,690
Advances received	(2,179)		10,426
Accrued taxes and other liabilities	227,487		301,687
Settlements with related parties	921		(50,751)
Other current assets	(2,925)		32,741
Unrecognized income tax benefits	(10,345)		(28,913)
Net operating cash flows of discontinued operations	(2,893)		(10,882)
Net cash provided by operating activities	191,020		475,745

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	(40,115)		(43,303)
Proceeds from disposal of securities	—		15,599
Loans issued and other investments	(1,208)		(2)
Proceeds from disposal of TPP Rousse, less cash disposed of	1,087		1,393
Proceeds from disposal of Invicta, less cash disposed of	—		190
Proceeds from disposal of Bluestone, less cash disposed of	1,502		—
Proceeds from loans issued	274		1,326
Proceeds from disposals of property, plant and equipment	4,242		5,610
Purchases of property, plant and equipment	(91,487)		(274,444)
Net investing cash flows of discontinued operations	—		59
Net cash used in investing activities	(125,705)		(293,572)

Cash Flows from Financing Activities
Proceeds from borrowings	40,134		1,721,332
Repayment of borrowings	(123,958)		(2,017,504)
Dividends paid	—		(4)
Dividends paid to noncontrolling interest	(33)		(121)
Acquisition of noncontrolling interest in subsidiaries	(7)		(35,821)
Repayment of obligations under finance lease	(15,141)		(32,434)
Net financing cash flows of discontinued operations	—		(1,503)
Net cash used in financing activities	(99,005)		(366,055)

Effect of exchange rate changes on cash and cash equivalents	6,325		(21,683)
Net decrease in cash and cash equivalents	(27,364)		(205,565)

Cash and cash equivalents at beginning of period	72,416		274,539
Cash and cash equivalents at end of period	45,052		68,974